Explanation of Responses:

(1) Common Stock and Warrants held directly by Northwater Capital Inc., a corporation formed under the laws of the Province of Ontario (“NC”).

(2) Common Stock and Preferred Stock held directly by Northwater Intellectual Property Fund L.P. 1, a Delaware limited partnership (“NIP LP 1”).

(3) Common Stock and Warrants held directly by Northwater Intellectual Property Fund L.P. 2, a Delaware limited partnership (“NIP LP 2”).

(4) Common Stock and Warrants held directly by Northwater Intellectual Property Fund L.P. 3A, a Delaware limited partnership (“NIP LP 3A” and, together with NIP LP 1 and NIP LP 2, the “Funds”).

(5) The Reporting Person is the controlling shareholder of the direct parent of NC.  NC is the direct parent of Northwater Capital Management Inc., a corporation formed under the laws of the Province of Ontario (“NCMI”), which is the manager of each Fund.  NC is also the direct parent of each of the general partners of each of the Funds.  By virtue of the contingent profits allocation to each of the general partners of each of the Funds and the payment to NCMI as management fees of all of such amounts received pursuant to the contingent profits allocation, and by virtue of his indirect controlling interest in NC, the Reporting Person may be deemed to have indirect pecuniary interests in indeterminate portions of the shares of Common Stock, Preferred Stock and/or Warrants that are directly beneficially owned by NC and each of the Funds.  In accordance with Instruction 5(b)(iv), the entire amount of the Common Stock, Preferred Stock and/or Warrants held by each of NC and the Funds is reported herein.  The Reporting Person disclaims beneficial ownership of all shares of Common Stock, Preferred Stock and/or Warrants that are beneficially owned by each of NC and the Funds, except to the extent of any indirect pecuniary interest therein.

(6) The Series A-1 Convertible Preferred Stock is convertible into Common Stock on a 2.84-for-1 basis and has no expiration date. The conversion rate is subject to adjustment if the issuer elects to issue additional shares to satisfy accrued dividends. The Series A-1 Convertible Preferred Stock will automatically convert into Common Stock upon the closing of the issuer's initial public offering.